ACANTHA ACQUISITION CORP
                           BELENUS ACQUISITION CORP.
                           CEPHEUS ACQUISITION CORP.
                          2000 HAMILTON STREET, #943
                            PHILADELPHIA, PA 19130
                           TEL/FAX: (215) 405-8018

October 26, 2010

VIA EDGAR TRANSMISSION

Attention: Justin Dobbie, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Acantha Acquisition Corp.
       Amendment No. 1 to Form 10
       Filed September 16, 2010
       File No.: 000-54120

       Belenus Acquisition Corp.
       Amendment No. 1 to Form 10
       Filed September 16, 2010
       File No.: 000-54121

       Cepheus Acquisition Corp.
       Amendment No. 1 to Form 10
       Filed September 16, 2010
       File No.: 000-54122

Dear Mr. Dobbie:

The Company has filed its first amendment to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your October 13, 2010 Comment Letter, followed by our response to such comment.

General

   1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have cleared all of our comments.

Response:  Noted.

   2. Please confirm your understanding that a separate reporting obligation will be triggered for each Form 10 upon effectiveness.

Response: We confirm to you of our understanding that a separate reporting obligation will be triggered for each of the Form 10 upon effectiveness.

   3. Please revise throughout to clarify that Mr. Tay is the only person serving in a management capacity. We note references throughout your filing to your "members" of management or "a number of members" of your management.

Response: We have revised throughout the registration statement to clarify that Mr. Tay is the sole officer and director, and is the only person serving in a management capacity for our company. In addition, we have deleted all references to "members" and "number of members" of management in the document.

   4.  Please  revise  to  refer  to  yourself  consistently   as   either  the
       "registrant" or the "company."

Response:    We   have   revised   throughout  the  registration  statement  to
consistently refer ourselves as the "company".

Item 1.  Business, page 2

   5. Revise your business section to disclose the fact that as of the most recent audited period you have generated no revenues or earnings from operations, possess no significant assets or financial resources and have no cash on hand. Also disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

Response: We have disclosed in this section (in the first paragraph under Business Development), that we have generated no revenues or earnings from operations, possess no significant assets or financial resources and have no cash on hand. We have also disclosed that our independent auditor's report has expressed substantial doubt about our ability to continue as a going concern.

Business of Issuer, page 2

   6. Please explain, in light of the fact that you have no assets, revenue, or cash, how you have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities.

Response: We have removed that statement from this section (in the 3rd paragraph under Business of Issuer). It its place, we have disclosed that the analysis of new business opportunities will be undertaken by William Tay, our sole officer, director and stockholder, and that we have not entered into any agreement with any party, or had any discussions with any potential business combination candidates to date.

Form of Acquisition, page 3

   7. It appears that you currently have only one stockholder. Please revise your disclosure for consistency throughout the filing or advise.

Response: We have made clear in this section and also throughout the registration statement, that we currently have one stockholder, Mr. Tay, who is also our sole officer and director.

   8. To the extent possible, please revise your disclosure to provide estimates of the "substantial cost for accountants, attorneys and others," compliance with the Securities Exchange Act of 1934 reporting expenses, and expected registration and compliance costs on pages 3, 5 and 6, respectively.

Response: We have provided estimates for the costs of accountants, attorneys and others, compliance with the Securities Exchange Act of 1934 reporting expenses, and expected registration and compliance costs in pages 4 (in 2nd paragraph), 6 (in 4th paragraph) and 7 (in 5th paragraph), respectively.

Item 1A. Rick Factors, page 4

   9. Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a reverse merger.

Response: We have added a risk factor (in page 10 of the third paragraph) to discuss the "Current economic conditions may preclude us from entering into a merger or acquisition and obtaining funding."

   10. Please add risk factors discussing the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting. In this regard, we note that you appear to have no full-time employees, revenue or assets.

Response: We have added a risk factor (in page 10 of the last paragraph) to discuss that "We may incur additional costs of being a public company due to the difficulties of establishing and maintaining acceptable internal controls over financial reporting with no full time or part-time employees, the expenses of being a reporting company pursuant to the Exchange Act of 1934 and the liability provisions of the Exchange Act of 1934."

We Cannot Assure You That Following a Business Combination, page 8

   11. Please disclose that there can be no assurance that you will find a market maker and that an active market may not develop even if you are listed on the OTC Bulletin Board. In addition, please update your reference to the American Stock Exchange or advise.

Response: We have disclosed in this risk factor (in page 9 of the third paragraph) that we may not be able to find a market maker or that an active market may develop for our common stock. We have also updated our reference to the American Stock Exchange as "NYSE Amex Equities."

Item 2  Financial Information, page 10

Management's Discussion and Analysis or Plan of Operation, page 10

   12. Please revise your disclosure here and in the form of acquisition section to estimate the sum required to consummate your acquisition or reverse merger and disclose whether you already have commitment from stockholders, management or other investors for the purpose of your acquisition or reverse merger.

Response: We have disclosed in this section (see table) that it would cost us about $5,000 for filing of Exchange Act reports (legal, accounting and auditing fees), and $10,000 relating to consummating an acquisition to pay for legal fees and audit fees. We have also disclosed that we had no discussions with our sole shareholder, officer and director, or other investors, regarding funding and no funding commitment for future expenses has been obtained.

   13. Please revise to disclose the amount of cash in your treasury as of the most recent practicable date or advise.

Response: We have disclosed in this section (in the 2nd paragraph under `Management's Discussion And Analysis Or Plan Of Operation") of the registration statement, that as of the date of our registration statement, the cash balance in our treasury is $0.

Item 5.  Directors and Executive Officers, page 12

   14. We note your disclosure that Mr. Tay has been "a small business consultant, specializing in corporate and securities consulting services" for the last five years. Please include the names and principal businesses of any corporation or other organization in which Mr. Tay services as a consultant. Refer to Item 401(e)(1) of Regulation S-K.

Response: We have deleted that statement from this section. In its place, we state (in page 14 of the first paragraph) that Mr. Tay was previously a licensed Series 7 registered representative for a number of broker-dealers in New York.

   15. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Response: We have discussed in this section (in page 14 of the first paragraph) that our director's background in the securities industry and knowledge of financial structures provide us with sufficient management experience to serve as our officer and director.

Item 6.  Executive Compensation, page 13

   16. You state that your sole officer and director has not received any cash remuneration since inception. Please explain why you have not included any disclosure in this section regarding the issuance of shares to Mr. Tay for his services in forming the company and developing the company's concept and plan. Refer to Item 402 of Regulation S-K.

Response: We have revised this entire section (starting in the first paragraph of page 15), and included a "Summary Compensation Table," to disclose information concerning cash and non-cash compensation paid by us to our named executive officer, namely Mr. Tay. We have also disclosed the issuance of shares to Mr. Tay for his services in forming our company and developing our business concept and plan.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 13

   17. Please quantify the amount of consideration paid by Mr. Tay in exchange for his shares. Refer to Item 404 of Regulation S-K. If applicable, please also make corresponding changes to your disclosure in Item 10. Refer to Item 701 of Regulation S-K.

Response:  We have revised this section (in page 16 of paragraph 2 of this Item
7) to quantify the amount of consideration paid by Mr. Tay in exchange for his shares. We have also revised Item 10 (in page 17) with this disclosure.

Closing Comments

Response: In response to your Closing Comments, we acknowledge to the Commission that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Acantha Acquisition Corp.,
                                 Belenus Acquisition Corp., &
                                 Cepheus Acquisition Corp.



                                 /s/ William Tay
                                 ------------------------------------------
                                 By: William Tay
                                 Title: President and Director